Mexus Gold US

August 20, 2010

John Reynolds
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:           Mexus Gold US (the “Company”)
Form 10-K/A for the fiscal year ended March 31, 2009 and filed January 12,2010
File No.:  0-52413

Dear Mr. Reynolds:

We are in receipt of your letter dated August 5, 2010, to the Company.

Following up on our phone call of today’s date with your office, please be advised that the Company will respond to your letter no later than August 27, 2010.

Should you have any additional comments or questions please do not hesitate to contact the undersigned.  Thank you.

Mexus Gold US

/s/ Paul D. Thompson
__________________
Paul D. Thompson

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1805 N. Carson Street, #150 - Carson City - NV 89701